FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number: 000-30850

Valcent Products Inc.

789 West Pender Street, Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

Valcent Products, Inc.’s (the “Company”) “Vertigro” Joint Venture (“Vertigro”) has reached agreement with Sapphire Inc. (“Sapphire”) to conduct a joint research and development project to be located in San Diego, California.   Several Vertigro photobioreactors will be built to test the feasibility of producing certain strains of algae biomass.  The bioreactors are similar to the Vertigro Joint Venture’s field test bed facility currently operating in El Paso, Texas.

Both Sapphire and the Vertigro Joint Venture partners will fund their individual costs which is estimated to be approximately equal, and the research program will take some several months to complete.

Global Green Solutions Inc. and the Company both own a 50% interest in the Vertigro Joint Venture, an algae based feedstock initiative, and are subject to 4.5% royalties to Pagic LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: January 23, 2008	By:	/s/ George Orr
Name: George Orr
Title: Director